Delaware

The First State



I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE CERTIFICATE OF AMENDMENT OF "ONEVA, INC.", FILED IN

THIS OFFICE ON THE ELEVENTH DAY OF MAY, A.D. 2021, AT 8:41

O`CLOCK P.M.



Jeffrey W. Bullock, Secretary of State

5466095 8100

SR# 20211722471

Authentication: 203192553

Date: 05-12-21

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:41 PM 05/11/2021
FILED 08:41 PM 05/11/2021
SR 20211722471 - File Number 5466095

CERTIFICATE OF AMENDMENT OF THE
CERTIFICATE OF INCORPORATION OF
ONEVA, INC.

The undersigned President of Oneva, Inc., a corporation organized and existing under the laws of the State of Delaware (the "***Corporation***"), hereby certifies that:

A. The name of the Corporation is Oneva, Inc. The Corporation's original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on January 29, 2014 under the name SafetySitters, Inc.

B. This Certificate of Amendment has been duly adopted by the Board of Directors and the stockholders of the Corporation in accordance with the applicable provisions of Section 242 of the General Corporation Law of the State of Delaware.

C. Pursuant to Section 242 of the General Corporation Law of the State of Delaware, this Certificate of Amendment amends Article IV of the Corporation's Certificate of Incorporation as set forth herein.

D. Article IV of the Certificate of Incorporation of the Corporation is hereby amended and restated in its entirety to read as follows:

> "This Company is authorized to issue one class of shares to be designated Common Stock. The total number of shares of Common Stock the Company has authority to issue is 13,000,000 with par value of $0.001 per share."

* * *

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to the Corporation's Certificate of Incorporation to be signed by a duly authorized officer, this 11th day of May, 2021.

Anita Gardyne
President